U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                        SEC File Number 1-10416

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR For Period Ended: December 31, 2000
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates: Item 6 ("Management's Discussion and Analysis") and Item 7 ("Financial Statements")

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PART I - REGISTRANT INFORMATION
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      Full Name of Registrant:  Infodata Systems Inc.

      Former Name if Applicable:

      Address of Principal Executive Office (Street and Number):
            12150 Monument Drive, Fairfax, Virginia  22033

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PART II - RULES 12B-25(B) AND (C)
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If the  subject  report  could  not be filed  without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)   The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject  Annual Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

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[ ]   (c)   The  accountant's  statement  or other  exhibit  required  by Rule
      12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
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State below in reasonable  detail the reasons why the Form 10-KSB could not be filed within the prescribed time period.

     The Company is presently engaged in negotiations, which are expected to be completed in early April 2001, to restructure its line of credit arrangement. The outcome of those negotiations could affect the content of the report of the Company's independent auditing firm relating to the Company's audited financial statements to be filed pursuant to Item 7 of the Form
10-KSB. Accordingly, the Company desires to delay the filing of those financial statements, as well as the Management's Discussion and Analysis called for by Item 6 of Form 10-KSB, until those negotiations are completed.


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PART IV - OTHER INFORMATION
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      (1)   Name and  telephone  number of person to contact in regard to this notification:

     ARTHUR H. BILL                         202     -      295-4003
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        (Name)                          (Area Code)  (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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     The Company  expects  revenue for the year ended  December 31, 2000 to be approximately $13.0 million, an increase of approximately 27% over the $10.3 million of revenue in the year ended December 31, 1999. The Company further expects it will report a net loss of approximately $2.3 million, or $.49 per share, for the year ended December 31, 2000, compared to a net loss of $5,034,000, or $1.11 per share, for the prior year.


                             Infodata Systems Inc.
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   March 30, 2001              By:/s/  Steven M. Samowich
      ----------------                 ----------------------------------------
                                       Steven M. Samowich
                                       President and Chief Executive Officer

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